Exhibit 19.1

Statement of Policy Concerning Trading Policies

Revised February 17, 2021

©2022 Verisk Analytics Inc. All rights reserved. This document contains information that is confidential and of value to Verisk Analytics, Inc.

It may be used only for the purpose for which it has been provided. All products or services mentioned herein are trademarks of their respective owners.

Contents

I.	Summary of the Company Policy Concerning Trading Policies3

II.	The Use of Inside Information in Connection with Trading in Securities3

A.	General Rule3

B.	To Whom Does the Policy Apply?4

C.	Other Companies’ Stocks4

D.	No Trading in Options4

E.	No Pledging or Margin Accounts4

F.	No Hedging5

G.	Guidelines5

1.	Nondisclosure5

2.	Trading in the Company Securities5

3.	Avoid Speculation5

4.	Trading in Other Securities5

5.	Restrictions on the Window Group6

H.	Applicability of U.S. Securities Laws to International Transactions6

III.	Other Limitations on Securities Transactions7

A.	Public Resales – Rule 1447

1.	Current Public Information7

2.	Holding Period7

3.	Volume Limitations7

4.	Manner of Sale7

5.	Notice of Sale7

B.	Private Resales8

C.	Restrictions on Purchases of Company Securities8

D.	Disgorgement of Profits on Short-Swing Transactions – Section 16(b)8

E.	Prohibition of Short Sales9

F.	Filing Requirements9

1.	Form 3, 4 and 59

2.	Schedule 13D and 13G10

3.	Form 14410

I.	Summary of the Company Policy Concerning Trading Policies

It is Verisk Analytics, Inc. and its subsidiaries’ (collectively, the “Company”) policy that it will without exception comply with all applicable laws and regulations in conducting its business. Each employee and each director is expected to abide by this policy. When carrying out Company business, employees, and directors must avoid any activity that violates applicable laws or regulations. In order to avoid even an appearance of impropriety, the Company’s directors, officers, and certain other employees are subject to pre-approval requirements and other limitations on their ability to enter into transactions involving the Company’s securities. Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, the entry into, amendment or termination of any such written trading plan is subject to pre-approval requirements and other limitations.

II.	The Use of Inside Information in Connection with Trading in Securities

A.	General Rule

The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws give the Company, its officers and directors, and other employees the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities.

All employees and directors should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. For example, if an employee or a director of a company knows material non-public financial information, that employee or director is prohibited from buying or selling stock in the company until the information has been disclosed to the public. This is because the employee or director knows information that will probably cause the stock price to change, and it would be unfair for the employee or director to have an advantage (knowledge that the stock price will change) that the rest of the investing public does not have. In fact, it is more than unfair; it is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

The general rule can be stated as follows: It is a violation of the federal securities laws for any person to buy, sell or hold securities if he or she is in possession of material inside information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. It is inside information if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based, non-exclusionary basis. Furthermore, it is illegal for any person in possession of material inside information to provide other people with such information or to recommend that they buy, sell or hold the securities. (This is called “tipping.”) In that case, they may both be held liable.

The Securities and Exchange Commission (the “SEC”), the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the insider to criminal fines up to three times the profits earned and imprisonment up to ten years, in addition to civil penalties (up to three times of the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees, including employees located outside the United States. Controlling persons include directors, officers, and supervisors. These persons may be subject to fines up to the greater of $1,000,000 or three times profit (or loss avoided) by the insider trader.

Inside information does not belong to the individual directors, officers, or other employees who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests. More particularly, in connection with trading in the Company securities, it is a fraud against members of the investing public and against the Company.

B.	To Whom Does the Policy Apply?

The prohibition against trading on inside information applies to directors, officers, all other employees, and to other people who gain access to that information. The prohibition applies to both domestic and international employees of the Company and its subsidiaries. Company policy subjects its directors and certain employees (the “Window Group”) to additional restrictions on trading in the Company securities, because of their access to confidential information on a regular basis. The restrictions for the Window Group are discussed in Section G below. In addition, directors and certain employees with inside knowledge of material information may be subject to ad hoc restrictions on trading from time to time.

C.	Other Companies’ Stocks

Employees and directors who learn material information about suppliers, customers, or competitors through their work at the Company, should keep it confidential and not buy or sell stock in such companies until the information becomes public. Employees and directors should not give tips about such stocks.

D.	No Trading in Options

The insider trading prohibition also applies to trading in options, such as put and call options. Options trading is highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his or her employer’s stock, it will arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a Company announcement or major event. It is difficult for an employee or director to prove that he or she did not know about the announcement or event.

If the SEC or the stock exchanges were to notice active options trading by one or more employees or directors of the Company prior to an announcement, they would investigate. Such an investigation could be embarrassing to the Company (as well as expensive) and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits its employees and directors from trading in options on the Company stock and from trading in over-the-counter option products relating to the Companies’ securities. This policy does not pertain to employee stock options granted by the Company. Employee stock options cannot be traded.

E.	No Pledging or Margin Accounts

Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Securities pledged as collateral for a loan may be taken and sold upon default on an obligation to repay debt. Because such sales may occur at a time when an employee or a director has material inside information or is otherwise not permitted to trade in Company securities, the Company prohibits employees and directors from purchasing Company securities on margin or holding Company securities in a margin account.

F.	No Hedging

Hedging or monetizing transactions to lock in the value of holdings of Company stock potentially separate the holder's interests from those of other shareholders by allowing the holder to own Company stock without the full risks and rewards of ownership. No director, officer or employee of the Company, may, at any time, purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to, or that may reasonably be expected to, have the effect of hedging or offsetting a decrease in the market value of any securities of the Company.

G.	Guidelines

The following guidelines should be followed in order to ensure compliance with applicable antifraud laws and with the Company’s policies:

1.	Nondisclosure

Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it.

2.	Trading in the Company Securities

No employee or director should place a purchase or sale order, or recommend that another person place a purchase or sale order in the Company’s securities when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. This includes orders for purchases and sales of stock and convertible securities. The exercise of employee stock options is not subject to this policy. However, stock that was acquired upon exercise of a stock option will be treated like any other stock, and may not be sold by an employee who is in possession of material inside information. Any employee or director who possesses material inside information should wait until the start of the third business days after the information has been publicly released before trading.

3.	Avoid Speculation

Investing in the Company’s Common Stock provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the employee or director in conflict with the best interests of the Company and its stockholders. Although this policy does not mean that employees or directors may never sell shares, the Company encourages employees and directors to avoid frequent trading in Company stock. Speculating in Company stock is not consistent with the Company culture.

4.	Trading in Other Securities

No employee or director should place a purchase or sale order, or recommend that another person place a purchase or sale order, in the securities of another corporation, if the employee or director learns in the course of his or her employment confidential information about the other corporation that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if an employee or director learned through

Company sources that the Company intended to purchase assets from a company, and then placed an order to buy or sell stock in that other company.

5.	Restrictions on the Window Group

The Window Group consists of (i) directors and executive officers of the Company and their assistants and household members; (ii) the Controller, Assistant Controller; and (iii) such other persons as may be designated from time to time and informed of such status by the Company’s General Counsel.

All persons in the Window Group are subject to the following restrictions on trading in Company securities:

●

trading permitted from the start of the third business day following an earnings release with respect to the preceding fiscal period until the fifteenth calendar day of the last month of the then current fiscal quarter (the “Window”), subject to the restrictions below

●

no trading outside the Window except for reasons of exceptional personal hardship and subject to prior review by the Chief Executive Officer and the General Counsel; provided that, if one of these individuals wishes to trade outside the Window, it shall be subject to prior review by the other and the Chair of the Nominating and Corporate Governance Committee

●	all individuals in the Window Group are also subject to the general restrictions on all employees

Certain persons in the Window Group, including Directors, Executive Officers and such other persons as may be designated from time to time and informed of such status by the Company’s General Counsel are subject to the following restrictions on trading in Company securities:

●	all trades subject to prior review

●	clearance for all trades must be obtained from the Company’s General Counsel or the General Counsel’s designee and such clearance will be effective for a period of up to three business days

Note that at times the General Counsel may determine that no trades may occur even during the Window when clearance is requested. No reasons may be provided and the closing of the Window itself and/or the denial of permission to trade may constitute material inside information that should not be communicated.

The foregoing Window Group restrictions do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934 (“10b5-1 Plans”). However, Window Group members may not enter into, amend or terminate a 10b5-1 Plan relating to Company securities without the prior approval of the General Counsel. The General Counsel will only give such permission during a Window period assuming that the 10b5-1 Plan otherwise meets approval.

H.	Applicability of U.S. Securities Laws to International Transactions

All employees of the Company’s subsidiaries are subject to the restrictions on trading in the Company securities and the securities of other companies. The U.S. securities laws may be applicable to the securities of the Company’s subsidiaries or affiliates, even if they are located outside the United States. Transactions involving securities of subsidiaries or affiliates should be carefully reviewed by counsel for compliance not only with local law but also for possible application of U.S. securities laws.

III.	Other Limitations on Securities Transactions

A.	Public Resales – Rule 144

The Securities Act of 1933 (“1933 Act”) requires every person who offers or sells a security to register such transaction with the SEC unless an exemption from registration is available. Rule 144 under the 1933 Act is the exemption typically relied upon (i) for public resales by any person of “restricted securities” (i.e., securities acquired in a private offering); and (ii) for public resales by officers, directors, and other control persons of a company (known as “affiliates”) of any of the Company’s securities, whether restricted or unrestricted.

Rule 144 contains five conditions, although the applicability of some of these conditions will depend on the circumstances of the sale:

1.	Current Public Information

Current information about the Company must be publicly available at the time of sale. The Company’s periodic reports filed with the SEC ordinarily satisfy this requirement.

2.	Holding Period

Restricted securities must be held and fully paid for by the seller for a period of at least six months prior to the sale. The holding period requirement, however, does not apply to securities held by affiliates that were acquired either in the open market or in a public offering of securities registered under the 1933 Act because they are not restricted securities. If the seller acquired the securities privately from someone other than the Company or an affiliate of the Company, the holding period of the person from whom the seller acquired such securities can be “tacked” to the seller’s holding period in determining if the six-month requirement has been satisfied.

3.	Volume Limitations

The amount of securities that can be sold during any three-month period cannot exceed the greater of (i) one percent of the outstanding shares of the class or (ii) the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the filing of the notice of sale referred to below.

4.	Manner of Sale

The securities must be sold in certain riskless principal transactions and unsolicited brokers’ transactions or directly to a market-maker.

5.	Notice of Sale

The seller must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000. See “Filing Requirements.”

The foregoing conditions do not have to be complied with by holders of restricted securities who have held (and fully paid for) their restricted shares for at least six months and who were not affiliates during the three months preceding the sale under the rule, subject to the satisfaction of the current public information condition described above.

Bona fide gifts are not deemed to involve sales of stock for purposes of Rule 144, so they can be made at any time without limitation on the amount of the gift. Donees who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that would have applied to the donor for a period of up to one year following the gift, depending on the circumstances.

B.	Private Resales

Directors and officers also may sell securities in a private transaction without registration. Although there is no statutory provision or SEC rule expressly dealing with private sales, the general view is that such sales can safely be made by affiliates if the party acquiring the securities understands he is acquiring restricted securities that must be held for at least one year before the securities will be eligible for resale to the public under Rule 144. Private resales raise certain documentation and other issues and must be reviewed in advance by the Company’s General Counsel.

C.	Restrictions on Purchases of Company Securities

In order to prevent market manipulation, the SEC has adopted Regulation M under the 1934 Act. Regulation M generally prohibits the Company or any of its affiliates from buying Company stock in the open market during certain periods while a public offering is taking place. Regulation M sets forth guidelines for purchases of Company stock by the Company or its affiliates while a stock buyback program is occurring. You should consult with the Company’s General Counsel, if you desire to make purchases of Company stock during any period that the Company is making a public offering or buying stock from the public.

D.	Disgorgement of Profits on Short-Swing Transactions – Section 16(b)

Section 16 of the 1934 Act applies to directors and officers of the Company and to any person owning more than ten percent of any registered class of the Company’s equity securities. The section is intended to deter such persons (collectively referred to below as “insiders”) from misusing confidential information about their companies for personal trading gain. Section 16(a) requires insiders to publicly disclose any changes in their beneficial ownership of the Company’s equity securities (see “Filing Requirements”, below). Section 16(b) requires insiders to disgorge to the Company any “profit” resulting from “short- swing” trades, as discussed more fully below. Section 16(c) effectively prohibits insiders from engaging in short sales (see “Prohibition of Short Sales,” below).

Under Section 16(b), any profit realized by an insider on a “short-swing” transaction (i.e., a purchase and sale, or sale and purchase, of the Company’s equity securities within a period of less than six months) must be disgorged to the Company upon demand by the Company or a stockholder acting on its behalf. By law, the Company cannot waive or release any claim it may have under Section 16(b), or enter into an enforceable agreement to provide indemnification for amounts recovered under the section.

Liability under Section 16(b) is imposed in a mechanical fashion without regard to whether the insider intended to violate the section. Good faith, therefore, is not a defense. All that is necessary for a successful claim is to show that the insider realized “profits” on a short-swing transaction; however, profit, for this purpose, is calculated as the difference between the sale price and the purchase price in the matching transactions, and may be unrelated to the actual gain on the shares sold. When computing recoverable profits on multiple purchases and sales within a six month period, the courts maximize the recovery by matching the lowest purchase price with the highest sale price, the next lowest purchase price with the next highest sale price, and so on. The use of this method makes it possible for an insider to sustain a net economic loss on a series of transactions while having recoverable “profits” for Section 16(b).

The terms “purchase” and “sale” are construed under Section 16(b) to cover a broad range of transactions, including acquisitions and dispositions in tender offers and certain corporate reorganizations. Moreover, purchases and sales by an insider may be matched with transactions by any person (such as certain family members) whose securities are deemed to be beneficially owned by the insider.

The Section 16 rules are complicated and present ample opportunity for inadvertent error. To avoid unnecessary costs and potential embarrassment for insiders and the Company, officers and directors are strongly urged to consult with the Company’s General Counsel, prior to engaging in any transaction or other transfer of Company equity securities, regarding the potential applicability of Section 16(b).

E.	Prohibition of Short Sales

Under Section 16(c), insiders are prohibited from effecting “short sales” of the Company’s equity securities. A “short sale” is one involving securities that the seller does not own at the time of sale, or, if owned, are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days after the sale. Wholly apart from Section 16(c), the Company prohibits directors and employees from selling the Company’s stock short. This type of activity is inherently speculative in nature and is contrary to the best interests of the Company and its shareholders.

F.	Filing Requirements

1.	Form 3, 4 and 5

Under Section 16(a) of the 1934 Act, insiders must file with the SEC public reports disclosing their holdings of and transactions involving the Company’s equity securities. Copies of these reports must also be submitted to the Company. An initial report on Form 3 must be filed by every insider within 10 days after election or appointment disclosing all equity securities of the Company beneficially owned by the reporting person on the date they became an insider. Even if no securities were owned on that date, the insider must file a report. Form 3 for officers and directors in place at the time of the IPO are due on the date that the offering goes effective. Any subsequent change in the nature or amount of beneficial ownership by the insider must be reported on Form 4 and filed by the end of the second business day following the date of the transaction. Certain exempt transactions may be reported on Form 5 within 45 days after the end of the fiscal year.

All changes in the amount or the form (i.e. direct or indirect) of beneficial ownership (not just purchases and sales) must be reported. Thus, such transactions as gifts and stock dividends ordinarily are reportable. Moreover, an officer or director who has ceased to be an officer or director must report any transactions after termination that occurred within six months of a transaction that occurred while the person was an insider.

The reports under Section 16(a) are intended to cover all securities beneficially owned either directly by the insider or indirectly through others. An insider is considered the direct owner of all Company equity securities held in his or her own name or held jointly with others. An insider is considered the indirect owner of any securities from which he obtains benefits substantially equivalent to those of ownership. Thus, equity securities of the Company beneficially owned through partnerships, corporations, trusts, estates, and by family members generally are subject to reporting. Absent countervailing facts, an insider is presumed to be the beneficial owner of securities held by his or her spouse and other family members sharing the same home. But an insider is free to disclaim beneficial ownership of these or any other securities being reported if the insider believes there is a reasonable basis for doing so.

It is important that reports under Section 16(a) be prepared properly and filed on a timely basis. The reports must be received at the SEC by the filing deadline. There is no provision for an extension of the filing deadlines, and the SEC can take enforcement action against insiders who do not comply fully with the filing requirements. In addition, the Company is required to disclose in its annual proxy statement the names of insiders who failed to file Section 16(a) reports properly during the fiscal year, along with the particulars of such instances of noncompliance.

Accordingly, all directors and officers must notify the Company’s General Counsel, prior to any transactions or changes in their or their family members’ beneficial ownership involving Company stock and are strongly encouraged to avail themselves of the assistance available from the General Counsel’s office in satisfying the reporting requirements.

2.	Schedule 13D and 13G

Section 13(d) of the 1934 Act requires the filing of a statement on Schedule 13D (or on Schedule 13G, in certain limited circumstances) by any person or group that acquires beneficial ownership of more than five percent of a class of equity securities registered under the 1934 Act. The threshold for reporting is met if the stock owned, when coupled with the amount of stock subject to options exercisable within 60 days, exceeds the five percent limit.

A report on Schedule 13D is required to be filed with the SEC and submitted to the Company within ten days after the reporting threshold is reached. If a material change occurs in the facts set forth in the Schedule 13D, such as an increase or decrease of one percent or more in the percentage of stock beneficially owned, an amendment disclosing the change must be filed promptly. A decrease in beneficial ownership to less than five percent is per se material and must be reported.

A person is deemed the beneficial owner of securities for purposes of Section 13(d) if such person has or shares voting power (i.e., the power to vote or direct the voting of the securities) or dispositive power (i.e., the power to sell or direct the sale of the securities). As is true under Section 16(a) of the 1934 Act, a person filing a Schedule 13D may disclaim beneficial ownership of any securities attributed to him or her if he or she believes there is a reasonable basis for doing so.

3.	Form 144

As described above under the discussion of Rule 144, a seller relying on Rule 144 must file a notice of proposed sale with the SEC at the time the order to sell is placed with the broker unless (x) the amount to be sold during any period of three months neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000 or (y) the seller is not at the time of the sale, and has not been for the three months preceding such date, an affiliate of the Company.